Exhibit 99.1

To:	ESOP Participants in the Ferris, Baker Watts, Incorporated 401(k) Employee Stock Ownership Plan
     Included with this notice are materials pertaining to the proposed merger of Steamer Acquisition Corp., a wholly-owned subsidiary of Royal Bank of Canada (“RBC”), with and into Ferris, Baker Watts, Incorporated (“FBW”). As described in the enclosed joint FBW Proxy Statement and RBC Prospectus dated [                    , 2008], adoption of the merger agreement by FBW’s stockholders must be obtained before Steamer Acquisition Corp. may merge with and into FBW pursuant to the Agreement and Plan of Merger, dated as of February 14, 2008, by and among FBW, RBC, Steamer Acquisition Corp. and Adrian G. Teel, solely in his capacity as the shareholders’ representative. Stockholders of FBW will have an opportunity to vote to adopt the merger agreement at the Special Meeting of Stockholders of FBW to be held on [                                        , 2008] (the “Special Meeting”). This notice and the enclosed Voting Instruction Card provide directions on how you can submit your voting instructions for the shares of FBW common stock allocated to your account in the Employee Stock Ownership Plan component of the Ferris, Baker Watts, Incorporated 401(k) Employee Stock Ownership Plan (the “ESOP”).
     The purpose of this notice is to provide you with important information concerning your voting instruction rights as an ESOP participant. Bank of America, National Association (the “ESOP Trustee”) serves as the trustee of the ESOP. As an ESOP participant, you have the right (as described below) to direct the ESOP Trustee how to vote the shares of FBW common stock held in the ESOP and allocated to your individual account as of [insert record date] with respect to the merger. A complete description of the merger and other important information is included in the enclosed proxy materials. You should read all the proxy materials carefully before deciding how to direct the ESOP Trustee to vote on the merger.
PROXY MATERIALS
     In connection with the merger, the following are included with this notice:
(i)	A copy of the joint FBW Proxy Statement and RBC Prospectus dated [ ___, 2008], including a Notice of the Special Meeting;

(ii)	A copy of the initial fairness opinion that Duff & Phelps, LLC issued to the ESOP Trustee in connection with the merger;

(iii)	One Voting Instruction Card to be completed with respect to the shares of FBW common stock allocated to your individual account under the ESOP; and

(iv)	A postage-paid envelope addressed to the ESOP Trustee to be used to return your completed Voting Instruction Card.
VOTING INSTRUCTION RIGHTS
     The ESOP Trustee is the legal owner of the shares of FBW common stock held in the ESOP and the ESOP Trustee has the right to vote such shares at the Special Meeting. As an ESOP participant, you have the right to direct the ESOP Trustee with respect to the voting of the shares of FBW common stock credited to you under the ESOP as of the close of business on [insert record date]. The ESOP Trustee will vote these shares in accordance with your voting instructions, subject to the requirements of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Pursuant to the terms of the ESOP, the ESOP Trustee will vote in its discretion those shares of FBW common stock for which ESOP participants and beneficiaries do not furnish timely voting instructions, as well as those shares of FBW common stock where no choice is specified.
     The actions of the ESOP Trustee with respect to voting the shares of FBW common stock held in the ESOP are governed by the fiduciary duties and requirements of ERISA. Based on the standards established by ERISA, and on the advice of its independent legal counsel, the ESOP Trustee will follow the voting instructions of the ESOP participants, unless the ESOP Trustee concludes that the voting instructions are not proper or are contrary to ERISA.
     In determining whether the ESOP participants’ voting instructions are proper, the ESOP Trustee will consider whether the ESOP participants have received the information necessary to allow them to make an informed decision and whether the ESOP participants were subject to undue influence in making their decisions. In the unusual circumstance where the ESOP Trustee determines that it cannot follow the ESOP participants’ voting instructions, the ESOP Trustee is obligated by ERISA to exercise its own fiduciary judgment in determining how to vote the shares of FBW common stock held in the ESOP. The ESOP Trustee has no obligation to inform an ESOP participant if the ESOP Trustee does not follow the ESOP participant’s voting instructions, and the ESOP participant may not alter the ESOP Trustee’s decision not to follow the ESOP participant’s voting instructions. If you have any concern that you are being subjected to undue influence to act in a particular manner with respect to the merger, please immediately contact the ESOP Trustee at 1-800-355-3093.
     The ESOP Trustee retained Duff & Phelps, LLC, an independent financial advisory firm, to act solely on behalf of the ESOP Trustee and provide an opinion with respect to the merger. The ESOP Trustee has obtained Duff & Phelps, LLC’s written opinion dated February 28, 2008, that as of that date and based upon and subject to the matters set forth in the opinion and such other matters as Duff & Phelps, LLC considered relevant, (i) the consideration to be received in the merger for the shares of FBW common stock owned by the ESOP is not less than fair market value and (ii) the terms and conditions of the merger are fair and reasonable to the ESOP from a financial point of view.
     A copy of the written opinion of Duff & Phelps, LLC is included as part of the proxy materials. This opinion is addressed solely to the ESOP Trustee and not the ESOP participants and shall not be relied upon by the ESOP participants in making their decision as to how to direct the ESOP Trustee to vote the shares allocated to their ESOP accounts with respect to the merger. Duff & Phelps, LLC is to reissue the opinion on the date of the Special Meeting if its opinion remains the same on that date. Issuance or non-issuance of the Duff & Phelps, LLC opinion on the date of the Special Meeting will be taken into consideration by the ESOP Trustee in determining whether to follow the voting instructions from the ESOP participants as to how to vote their shares of FBW common stock with respect to the merger.
VOTING INSTRUCTION PROCEDURES
     AFTER READING THIS NOTICE AND THE PROXY MATERIALS, IF YOU WISH TO DIRECT THE ESOP TRUSTEE HOW TO VOTE THE SHARES OF FBW COMMON STOCK ALLOCATED TO YOUR ESOP ACCOUNT WITH RESPECT TO THE MERGER, YOU MUST COMPLETE AND RETURN A VOTING INSTRUCTION CARD SO THAT IT IS RECEIVED BY THE ESOP TRUSTEE NO LATER THAN 5:00 P.M., EASTERN TIME, ON [                     ___, 2008].
     ON THE ENCLOSED VOTING INSTRUCTION CARD, YOU WILL BE ASKED TO DIRECT THE ESOP TRUSTEE TO VOTE YOUR ESOP SHARES AT THE SPECIAL MEETING IN ONE OF THREE WAYS: VOTE FOR ADOPTION OF THE MERGER AGREEMENT, VOTE AGAINST ADOPTION OF THE MERGER AGREEMENT, OR ABSTAIN FROM VOTING ON ADOPTION OF THE MERGER AGREEMENT.
•	IF YOU FAIL TO RETURN THE VOTING INSTRUCTION CARD WITH YOUR VOTING INSTRUCTIONS BY THE DUE DATE FOR ITS RETURN, THE ESOP TRUSTEE WILL VOTE YOUR SHARES IN ITS DISCRETION. THE ESOP TRUSTEE’S PRESENT INTENTION IS TO VOTE THESE ESOP SHARES “FOR” ADOPTION OF THE MERGER AGREEMENT;

•	IF YOU SIGN, DATE AND SEND IN THE VOTING INSTRUCTION CARD BUT DO NOT INDICATE HOW YOU WANT THE ESOP TRUSTEE TO VOTE, THE ESOP TRUSTEE WILL VOTE YOUR SHARES IN ITS DISCRETION. THE ESOP TRUSTEE’S PRESENT INTENTION IS TO VOTE THESE ESOP SHARES “FOR” ADOPTION OF THE MERGER AGREEMENT; AND

•	IF YOU INDICATE YOU WISH TO ABSTAIN, THE ESOP TRUSTEE WILL ABSTAIN FROM VOTING YOUR SHARES, WHICH WILL HAVE THE SAME EFFECT AS A VOTE “AGAINST” ADOPTION OF THE MERGER AGREEMENT.
     BECAUSE THE ESOP TRUSTEE IS THE STOCKHOLDER OF RECORD FOR THE SHARES HELD IN THE ESOP, YOU WILL NOT BE ABLE TO VOTE THE SHARES ALLOCATED TO YOUR

ESOP ACCOUNT IN PERSON AT THE SPECIAL MEETING. THE ESOP TRUSTEE MAKES NO RECOMMENDATION ON HOW YOU SHOULD DIRECT IT TO VOTE THE SHARES OF FBW COMMON STOCK ALLOCATED TO YOUR ESOP ACCOUNT WITH RESPECT TO THE MERGER.
CHANGING OR REVOKING YOUR VOTING INSTRUCTIONS
     At any time up to 5:00 P.M., Eastern Time, on [                     ___, 2008] you may issue new voting instructions to the ESOP Trustee. In order to submit new voting instructions, you must request a new Voting Instruction Card by contacting the ESOP Trustee at 1-800-535-3093. Such new voting instructions will revoke any prior voting instructions, and only your last-received voting instructions will be included in the tabulation. Such new Voting Instruction Card must be received by the ESOP Trustee no later than 5:00 P.M., Eastern Time, on
[                , 2008].
CONFIDENTIALITY
     Your voting instructions and any other communications you have with the ESOP Trustee will be kept confidential by the ESOP Trustee. How you direct the ESOP Trustee to vote and whether you direct the ESOP Trustee to vote will not be released or divulged to anyone, except as required by law.
HOW TO CONTACT THE ESOP TRUSTEE
     If you have any questions or comments concerning the procedures for completing and/or returning your voting instructions, please contact the ESOP Trustee at 1-800-535-3093 between the hours of 11:00 A.M. and 8:00 P.M., Eastern Time. You may also contact the ESOP Trustee via Email at FBW@bankofamerica.com. Your telephone call and/or Email will be kept confidential.
     Your voting instructions are important. We encourage you to carefully review the proxy materials enclosed and to return your completed Voting Instruction Card in a timely manner.

Sincerely,

Bank of America, National Association

[ ], 2008

DUFF & PHELPS, LLC • 311 SOUTH WACKER DRIVE, SUITE 4200 • CHICAGO, IL 60606 • TEL 312-697-4600 • FAX 312-697-0112
February 28, 2008
United States Trust Company, National Association, as Trustee of
          the Ferris Baker Watts, Incorporated 401(K) Employee Stock Ownership Plan
600 14th St N.W., Suite 400
Washington, DC 20005-3314
Attention: Norman P. Goldberg
Dear Trustee:
Duff & Phelps, LLC (“Duff & Phelps”) has been retained as independent financial advisor to you in your capacity as Trustee (“Trustee”) of the Ferris, Baker Watts, Incorporated 401(k) Employee Stock Ownership Plan and Trust (the “ESOP”) in connection with a proposed transaction (“Proposed Transaction”) in which Royal Bank of Canada (“RBC” or the “Purchaser”) will acquire 100% of the outstanding shares of common stock of Ferris, Baker Watts, Incorporated (“FBW” or the “Company”). Duff & Phelps has been retained to render a written opinion (the “Opinion”) whether (i) the consideration to be received for the shares of common stock of FBW owned by the ESOP in the Proposed Transaction is not less than fair market value (as such term is used in determining adequate consideration under Section 3(18) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), and (ii) the terms and conditions of the Proposed Transaction are fair and reasonable to the ESOP from a financial point of view. A detailed report that supports the conclusions expressed in this Opinion has been provided to you.
As of January 31, 2008, the ESOP owned 511,461 shares of FBW common stock, representing approximately 60% of FBW shares outstanding.
Description of Proposed Transaction
The terms of the Proposed Transaction are set forth in the Agreement and Plan of Merger dated as of February 14, 2008 by and among Royal Bank of Canada, Steamer Acquisition Corp., Ferris, Baker Watts, Inc. and Adrian G. Teel, solely in his capacity as the Shareholders’ Representative (the “Merger Agreement”). The total number of shares of RBC stock to be paid in consideration for all of the outstanding Company shares (including shares issued under employee stock options vested immediately prior to the closing of the Proposed Transaction) (the “Aggregate Share Consideration”), will be determined based upon a purchase price of $230 www. duffandphelps.com

Mr. Norman P. Goldberg
United States Trust Company, N.A.
     as Trustee of the Ferris, Baker Watts, Inc.
     401(k) Employee Stock Ownership Plan and Trust
February 28, 2008

million (the “Purchase Price”), as adjusted. The price of RBC stock used to determine the Aggregate Share Consideration (the “RBC Stock Price”) will be the volume-weighted average price (as reported by Bloomberg, LP) of RBC common stock on the NYSE for the five trading days ending the day prior to the date of closing of the Proposed Transaction (the “Closing Date”). If the RBC Stock Price is equal to or less than $45.6612, $45.6612 is used to determine the Aggregate Share Consideration, and if the RBC Stock Price is equal to or greater than $55.8082, $55.8082 is used to determine the Aggregate Share Consideration.
Immediately preceding the Closing Date, employee stock options will vest, and shares of RBC common stock will be exchanged for the difference between each option’s exercise price and the Purchase Price per FBW share of common stock.
The Purchase Price will be adjusted for changes in the Company’s net book value (determined pursuant to the Merger Agreement) of $130 million to the Closing Date. In addition, the Purchase Price will be adjusted for financial consultants who depart or join the Company before or immediately after the Closing Date under a formula defined in the Merger Agreement (the “FC Adjustment”).
As described in the Merger Agreement, there will be a $5 million holdback in shares of RBC common stock (based upon the RBC Stock Price) from the Aggregate Share Consideration for 45 days in the event (i) actual net book equity is less than estimated net book equity and/or (ii) the actual FC Adjustment is less than the estimated FC Adjustment. Two separate escrow accounts will be established to hold RBC shares valued, based on the RBC Stock Price, at $17.5 million (the “Escrow”) and $2.5 million (the “Shareholders’ Representative Expense Escrow”). The RBC shares deposited in the Escrow are to cover losses arising from claims for which the Purchaser is indemnified. For purposes of its opinion, Duff & Phelps has assumed that RBC is not entitled to indemnification for claims for amounts that the Company has reserved on its closing balance sheet for pre-existing litigation. The Shareholders’ Representative Expense Escrow will fund legal and other expenses expected to be incurred by the Shareholders’ Representative (as defined in the Merger Agreement) arising from specific pre-existing Company litigation.
If the ESOP owns 511,461 shares on the Closing Date, the ESOP will be entitled to receive 2,501,168 shares of RBC common stock (“RBC Shares”) in the Proposed Transaction, valued at $126.9 million, based on the volume weighted price of RBC common stock on February 13, 2008 of $50.7347 and assuming no increases or decreases in the Purchase Price. RBC Shares are fully registered and freely tradeable on national exchanges. Of the total number of RBC Shares received, 50,398 RBC Shares will part of the hold back, 201,593 RBC Shares will be deposited in the Escrow, and 25,199 Shares will be deposited in the Shareholders’ Representative Expense Escrow. The remaining 2,223,978 RBC Shares will be distributed to ESOP participants on the Closing Date.

Mr. Norman P. Goldberg
United States Trust Company, N.A.
     as Trustee of the Ferris, Baker Watts, Inc.
     401(k) Employee Stock Ownership Plan and Trust
February 28, 2008

Scope of the Analysis
In connection with this Opinion, Duff & Phelps has made such reviews, analyses and inquiries as it has deemed necessary and appropriate under the circumstances. Duff & Phelps also took into account its assessment of general economic, market and financial conditions, as well as its experience in securities and business valuation, in general, and with respect to similar transactions, in particular. Due diligence with regards to the Proposed Transaction included, but was not limited to, the items summarized below.
▪	Discussed the Company’s history, its operations, its financial performance, its future prospects, the process under which the Purchaser was identified and the Proposed Transaction was negotiated, and the terms of the Proposed Transaction with the Company’s senior management.

▪	Reviewed financial information provided by the Company’s management including:
–	Audited financial statements for the fiscal years ending February 28, 2003 through 2007;

–	Internally prepared financial statements for the 10 months ending December 31, 2007 and 2006 and the 11 months ending January 31, 2008 and 2007;

–	Internally prepared financial statements of Marshfield Associates, LLC for the fiscal years ending February 28, 2005 through 2007;
▪	Reviewed the Project Steamer Confidential Executive Summary, dated November 2007, describing the Company’s business to prospective acquirers;

▪	Reviewed the valuation reports prepared in connection with the ESOP by Berkshire Associates as of February 28, 2007 and August 31, 2007;

▪	Reviewed the confidential briefing materials presented to the Board of Directors of the Company on January 24, 2008 by Keefe, Bruyette & Woods (“KBW”);

▪	Reviewed the fairness opinion presentation to the Board by KBW dated February 14, 2008;

▪	Reviewed the Agreement and Plan of Merger dated February 14, 2008 between Royal Bank of Canada, Steamer Acquisition Corp., Ferris, Baker Watts, Inc. and Adrian G. Teel, solely in his capacity as the Shareholders’ Representative;

▪	Reviewed other documentation related to the Ferris, Baker Watts, Inc. 401(k) Employee Stock Ownership Plan, including but not limited to:
–	The KSOP Plan, effective as of March 1, 2003;

Mr. Norman P. Goldberg
United States Trust Company, N.A.
      as Trustee of the Ferris, Baker Watts, Inc.
      401(k) Employee Stock Ownership Plan and Trust
February 28, 2008

–	The Ferris Baker Watts, Inc. 401(k) Employee Stock Ownership Plan Trust Agreement;
▪	Reviewed publicly available information regarding publicly traded companies deemed similar, in whole or in part, to the Company, including an examination of current public market prices and resulting valuation statistics;

▪	Reviewed the historical trading price and volume of shares of RBC common stock;

▪	Reviewed publicly available information regarding publicly traded companies deemed similar, in whole or in part, to RBC, including an examination of current public market prices and resulting valuation statistics;

▪	Analyzed other relevant, publicly available information, including economic, industry and investment information.
In performing its analyses and rendering this Opinion with respect to the Proposed Transaction, Duff & Phelps:
▪	Relied upon the accuracy, completeness, and fair presentation of all information, data, advice, opinions and representations obtained from public sources or provided to it from private sources, including Company management, and did not independently verify such information[1];

▪	Assumed that any estimates, evaluations, forecasts and projections furnished to Duff & Phelps were reasonably prepared and based upon the best currently available information and good faith judgment of the person furnishing the same;

▪	Assumed that the final versions of all documents reviewed by Duff & Phelps in draft form conform in all material respects to the drafts reviewed;

▪	Assumed that information supplied to Duff & Phelps and representations and warranties made in the Merger Agreement are substantially accurate;

▪	Assumed that all of the conditions required to implement the Proposed Transaction will be satisfied and that the Proposed Transaction will be completed in accordance with the Merger Agreement without any material amendments thereto or any waivers of any terms or conditions thereof; and

▪	Assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Proposed Transaction will be obtained without any adverse effect on the Company.
In its analysis and in connection with the preparation of this Opinion, Duff & Phelps has made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party

[1]	Notwithstanding the foregoing, nothing has come to Duff & Phelps’s attention which would make it believe it is unreasonable to rely on such information.

Mr. Norman P. Goldberg
United States Trust Company, N.A.
      as Trustee of the Ferris, Baker Watts, Inc.
      401(k) Employee Stock Ownership Plan and Trust
February 28, 2008

involved in the Proposed Transaction. To the extent that any of the foregoing assumptions or any of the facts on which this Opinion is based prove to be untrue in any material respect, this Opinion cannot and should not be relied upon.
Duff & Phelps did not make any independent evaluation, appraisal or physical inspection of the Company’s solvency or of any specific assets or liabilities (contingent or otherwise). This Opinion should not be construed as a valuation opinion, credit rating, solvency opinion, an analysis of the Company’s credit worthiness or otherwise as tax advice or as accounting advice. Duff & Phelps has not been requested to, and did not, (i) initiate any discussions with, or solicit any indications of interest from, third parties with respect to the Proposed Transaction, the assets, businesses or operations of the Company, or any alternatives to the Proposed Transaction, (ii) negotiate the terms of the Proposed Transaction, and therefore, Duff & Phelps has assumed that such terms are the most beneficial terms, from the Company’s perspective, that could, under the circumstances, be negotiated among the parties to the Agreement and the Transaction, or (iii) advise the Trustee or any other party with respect to alternatives to the Proposed Transaction. In rendering this Opinion, Duff & Phelps relied upon the fact that the Trustee has been advised by counsel as to all legal matters with respect to the Proposed Transaction, including whether all procedures required by law to be taken in connection with the Proposed Transaction have been duly, validly and timely taken, and Duff & Phelps has not made, and assumes no responsibility to make, any representation, or render any opinion, as to any legal matter.
In rendering this Opinion, although Duff & Phelps is not expressing any opinion with respect to the amount or nature of any compensation to any of the Company’s officers, directors, or employees, or any class of such persons, relative to the consideration to be received by the ESOP in the Proposed Transaction, or with respect to the fairness of any such compensation, Duff & Phelps has assumed for purposes of its opinion that such compensation is fair.
Duff & Phelps has prepared this Opinion effective as of the date hereof. This Opinion is necessarily based upon market, economic, financial and other conditions as they exist and can be evaluated as of the date hereof, and Duff & Phelps disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting this Opinion which may come or be brought to the attention of Duff & Phelps after the date hereof. Notwithstanding and without limiting the foregoing, in the event that there is any change in any fact or matter affecting this Opinion after the date hereof and prior to the completion of the Proposed Transaction, Duff & Phelps reserves the right to change, modify or withdraw this Opinion.
The basis and methodology for this Opinion have been designed specifically for the express purposes of the Trustee and may not translate to any other purposes. This Opinion is not a recommendation as to how the Trustee or any stockholder should vote or act with respect to any matters relating to the Proposed Transaction, or whether to proceed with the Proposed Transaction or any related transaction, nor does it indicate that the consideration paid is the best possibly attainable under any circumstances. The decision as to whether to proceed with the

Mr. Norman P. Goldberg
United States Trust Company, N.A.
      as Trustee of the Ferris, Baker Watts, Inc.
      401(k) Employee Stock Ownership Plan and Trust
February 28, 2008

Proposed Transaction or any related transaction may depend on an assessment of factors unrelated to the financial analysis on which this Opinion is based. This letter should not be construed as creating any fiduciary duty on the part of Duff & Phelps to any party.
Subject to the prior written approval of Duff & Phelps, this Opinion may be included in its entirety in any disclosure materials distributed to ESOP participants in connection with the Proposed Transaction or other document required by law or regulation to be filed with the Securities and Exchange Commission, and you may summarize or otherwise reference the existence of this Opinion in such documents, provided that any such summary or reference language shall also be subject to the prior written approval by Duff & Phelps. Except as described above, without our prior consent, this Opinion may not be quoted from or referred to, in whole or in part, in any written document or used for any other purpose.
Duff & Phelps has acted as financial advisor to the Trustee, and will receive a fee for its services. No portion of Duff & Phelps’ fee is contingent upon either the conclusion expressed in the Opinion or whether or not the Proposed Transaction is successfully consummated. Pursuant to the terms of the engagement letter between the Trustee and Duff & Phelps, a portion of Duff & Phelps’ fee is payable upon Duff & Phelps’ stating to the Trustee that it is prepared to deliver its Opinion. Other than this engagement, during the two years preceding the date of this Opinion, Duff & Phelps has not had any material relationship with any party to the Proposed Transaction for which compensation has been received or is intended to be received, nor is any such material relationship or related compensation mutually understood to be contemplated. This Opinion has been approved by the internal opinion committee of Duff & Phelps.
Conclusion
Based on the foregoing and assuming the completeness and accuracy of information that has been provided to us, it is our Opinion that (i) consideration to be received for the shares of common stock of the Company owned by the ESOP in the Proposed Transaction is not less than fair market value (as such term is used in determining adequate consideration under Section 3(18) of the ERISA), and (ii) the terms and conditions of the Proposed Transaction are fair and reasonable to the ESOP from a financial point of view.
Respectfully submitted,
Duff & Phelps, llc

VOTING INSTRUCTION CARD
CONFIDENTIAL VOTING INSTRUCTIONS TO
BANK OF AMERICA, NATIONAL ASSOCIATION (THE “ESOP TRUSTEE”)
UNDER THE EMPLOYEE STOCK OWNERSHIP PLAN COMPONENT OF THE FERRIS, BAKER WATTS,
INCORPORATED 401(k) EMPLOYEE STOCK OWNERSHIP PLAN (THE “ESOP”)
     Your voting instructions are important! Please sign and date this Voting Instruction Card and return it promptly to the ESOP Trustee in the enclosed postage-paid envelope so that your shares may be represented at the Special Meeting (as defined below). In order to have your voting instructions tabulated and considered by the ESOP Trustee, this Voting Instruction Card must be received by the ESOP Trustee no later than 5:00 P.M., Eastern Time, on [                     ___, 2008].
     The undersigned hereby instructs the ESOP Trustee to vote [                    ] shares of Ferris, Baker Watts, Incorporated (“FBW”) common stock, par value $0.10 per share, in the manner designated below. Such shares represent all the shares of FBW common stock that are allocated to the undersigned’s account under the ESOP as of [                     ___, 2008], the record date for the Special Meeting of Stockholders of FBW to be held on [                     ___, 2008] (the “Special Meeting”), or at any adjournment or postponement of the Special Meeting, on the following matter:
     MERGER PROPOSAL. A resolution of FBW’s stockholders adopting the Agreement and Plan of Merger, dated as of February 14, 2008, by and among FBW, Royal Bank of Canada (“RBC”), Steamer Acquisition Corp., and Adrian G. Teel, solely in his capacity as the shareholders’ representative, pursuant to which Steamer Acquisition Corp., a wholly-owned subsidiary of RBC, will merge with and into FBW.

☐ FOR	☐ AGAINST	☐ ABSTAIN
     In its discretion and in accordance with the ESOP, the ESOP Trustee is authorized to vote upon such other matters as may properly come before the Special Meeting and any adjournment or postponement thereof. The shares allocated to your account will be voted as instructed unless the ESOP Trustee determines that such instructions are not proper or are contrary to the Employee Retirement Income Security Act of 1974, as amended.
     If (1) the ESOP Trustee determines it cannot follow your instructions, (2) you do not return this Voting Instruction Card in a timely fashion or (3) this Voting Instruction Card is not properly completed, the ESOP Trustee will vote the shares allocated to your account in accordance with its fiduciary judgment. It is the ESOP Trustee’s present intention to vote any such ESOP shares “FOR” adoption of the merger agreement.
     PLEASE EXECUTE AND RETURN THIS CONFIDENTIAL VOTING INSTRUCTION CARD PROMPTLY IN THE ENCLOSED POSTAGE-PAID ENVELOPE. ONLY AUTHORIZED PERSONNEL APPOINTED BY THE ESOP TRUSTEE WILL SEE THESE CONFIDENTIAL VOTING INSTRUCTIONS.

Signature
Print Name:

Dated: , 2008